

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Michael McConnell
Chief Executive Officer
EzFill Holdings, Inc.
2999 NE 191St Street
Aventura, Florida 33180

> **Re: EzFill Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2022**
> **File No. 333-268960**

Dear Michael McConnell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Manno